UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Immunocore Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

45258D105**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 30, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing one Ordinary Share

CUSIP No. 45258D105	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,452,871 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,452,871 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,452,871 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 1,515,318 Ordinary Shares (“Ordinary Shares”) of Immunocore Holdings plc (the “Issuer”) that are represented by 1,515,318 American Depositary Shares (“ADS”) and 937,553 Ordinary Shares issuable upon the conversion of 937,553 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 47,723,606 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Exhibit 99.1 of Issuer’s 6-K filed with the Securities and Exchange Commission (“SEC”) on November 7, 2023, plus 494,587 Ordinary Shares issued in the form of ADS upon the conversion of 494,587 Non-Voting Ordinary Shares (as defined in Item 4).

CUSIP No. 45258D105	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,452,871 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,452,871 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,452,871 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 1,515,318 Ordinary Shares that are represented by 1,515,318 ADS and 937,553 Ordinary Shares issuable upon the conversion of 937,553 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 47,723,606 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Exhibit 99.1 of Issuer’s 6-K filed with the SEC on November 7, 2023, plus 494,587 Ordinary Shares issued in the form of ADS upon the conversion of 494,587 Non-Voting Ordinary Shares (as defined in Item 4).

CUSIP No. 45258D105	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,452,871 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,452,871 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,452,871 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,515,318 Ordinary Shares that are represented by 1,515,318 ADS and 937,553 Ordinary Shares issuable upon the conversion of 937,553 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 47,723,606 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Exhibit 99.1 of Issuer’s 6-K filed with the SEC on November 7, 2023, plus 494,587 Ordinary Shares issued in the form of ADS upon the conversion of 494,587 Non-Voting Ordinary Shares (as defined in Item 4).

CUSIP No. 45258D105	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,452,871 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,452,871 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,452,871 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,515,318 Ordinary Shares that are represented by 1,515,318 ADS and 937,553 Ordinary Shares issuable upon the conversion of 937,553 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 47,723,606 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Exhibit 99.1 of Issuer’s 6-K filed with the SEC on November 7, 2023, plus 494,587 Ordinary Shares issued in the form of ADS upon the conversion of 494,587 Non-Voting Ordinary Shares (as defined in Item 4).

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 2 is being filed to report the sale of ordinary shares (“Ordinary Shares”) of Immunocore Holdings plc (the “Issuer”) held in the form of American Depositary Shares of the Issuer (“ADS”) and ADS received from the conversion of Non-Voting Ordinary Shares (as defined below) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

In addition, on January 29, 2024, the Issuer announced its intention to offer $350 million of 2.5% convertible senior notes with a maturity date of February 1, 2030 (“2.5% Convertible Senior Notes”) in a private offering to qualified institutional buyers (the “Offering”). The 2.5% Convertible Senior Notes accrue interest at a rate of 2.5% per annum, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2024 and are convertible immediately and at any time into 10.5601 ADS for each $1,000 of principal amount of 2.5% Convertible Senior Notes, subject to adjustment and limitations on conversion discussed below. The Issuer may redeem the 2.5% Convertible Senior Notes at a redemption price equal to 100% of the principal amount of the 2.5% Convertible Senior Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the optional redemption date, beginning on February 5, 2027 at its option if the last reported sale price of the ADS has been at least 130% of the conversion price for the 2.5% Convertible Senior Notes then in effect for at least 20 trading days during any 30 consecutive trading day period, including the trading day immediately preceding the date on which the Issuer provides notice of such redemption. The Offering is expected to close on February 2, 2024.

Pursuant to the Offering, on January 31, 2024, 667 and Life Sciences purchased $5,202,000 and $54,798,000 in principal amount of 2.5% Convertible Senior Notes, respectively, totaling $60,000,000 in principal amount of 2.5% Convertible Senior Notes in the aggregate. Each of the Funds purchased the 2.5% Convertible Senior Notes with their working capital. Each $1,000 principal amount of 2.5% Convertible Senior Notes held by the holders is only convertible into 10.5601 ADS to the extent that after giving effect to such conversion the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or its affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding Ordinary Shares, including Ordinary Shares represented by ADS (“Convert Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Convert Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of Ordinary Shares or Ordinary Shares represented by ADS that may be issued upon conversion of the 2.5% Convertible Senior Notes by the above holders may change depending upon changes in the amount of outstanding Ordinary Shares.

On February 1, 2024, 667 and Life Sciences converted 39,421 and 455,166, respectively, non-voting Ordinary Shares (“Non-Voting Ordinary Shares”) convertible on a 1-for-1 basis into ADS without consideration, subject to the beneficial ownership limitations described below. The Non-Voting Ordinary Shares are only convertible on a 1-for-1 basis into Ordinary Shares to the extent that after giving effect to such conversion the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or its affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Ordinary Shares (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. On February 1, 2024, by written notice to the Issuer, the Funds lowered the Beneficial Ownership Limitation on the Non-Voting Ordinary Shares from 9.99% to 4.99%, effective immediately. As a result of this restriction, the number of Ordinary Shares that may be issued upon conversion of the Non-Voting Ordinary Shares by the above holders may change depending upon changes in the amount of outstanding Ordinary Shares.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may sell additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or ADS or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, convert of some or all of the Non-Voting Ordinary Shares or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 is incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares represented by ADS directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Ordinary Shares that may be acquired upon exercise of Non-Voting Ordinary Shares, subject to the limitation on exercise described in Item 4 and ADS that may be acquired upon conversion of 2.5% Convertible Senior Notes, subject to the limitation on conversion described in Item 4.

			ADS issuable upon
		Non-Voting	conversion of 2.5%
Name	Ordinary Shares	Ordinary Shares	Convertible Senior Notes
667, L.P.	109,897	100,280	80,108
Baker Brothers Life Sciences, L.P.	1,405,421	1,119,783	843,899
Total	1,515,318	1,220,063	924,007

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). The following transactions in ADS and 2.5% Convertible Senior Notes were effected by the Funds during the sixty days preceding the filing of this statement using their working capital.  All transactions were effected in the over-the-counter market directly with a broker-dealer; in addition, on January 31, 2024, 667 and Life Sciences purchased $2,384,000 and $25,116,000, respectively, in principal amount of 2.5% Convertible Senior Notes, subject to the Convert Beneficial Ownership Limitation, for total consideration of $29,081,250. None of the Reporting Persons or their affiliates has effected any other transactions in these securities during this period.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
667, L.P.	1/30/2024	24,578	Sale	65.7489	1
Baker Brothers Life Sciences, L.P.	1/30/2024	295,292	Sale	65.7489	1
667, L.P.	1/30/2024	48,470	Sale	67.2254	2
Baker Brothers Life Sciences, L.P.	1/30/2024	582,342	Sale	67.2254	2
667, L.P.	1/30/2024	25,298	Sale	67.7949	3
Baker Brothers Life Sciences, L.P.	1/30/2024	303,951	Sale	67.7949	3
667, L.P.	1/30/2024	7,446	Sale	69.1482	4
Baker Brothers Life Sciences, L.P.	1/30/2024	89,465	Sale	69.1482	4
667, L.P.	1/30/2024	9,463	Sale	70.2514	5
Baker Brothers Life Sciences, L.P.	1/30/2024	113,695	Sale	70.2514	5

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $65.50 to $65.92. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $66.69 to $67.56. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.56 to $68.555. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $68.69 to $69.64. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.81 to $70.71. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) On January 31, 2024, the Reporting Persons ceased to be five percent or greater beneficial owners of the Ordinary Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2024

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker